

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 30, 2009

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

>   **RE: Bank of America Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Form 10-Q for the Period Ended September 30, 2009**
>   **Filed November 6, 2009**

Dear Mr. Price,

    We have reviewed your response letter dated December 11, 2009 and have the
following additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 2 – Merger and Restructuring Activity

Merrill Lynch, page 9

1. We note that you acquired loans and receivables as part of the Merrill Lynch
   acquisition that were not considered impaired at the acquisition date and that such
   loans were recognized at their estimated fair values. Please tell us and revise your
   future filings to clearly disclosure how interest income on non-impaired loans
   acquired in a business combination is recognized. For example, clearly disclose
   whether the effective yield used to recognize interest income on these loans is

calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-30). In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.

Note 5 – Securities, page 25

2. Please revise your future filings to disclose your investment securities by major security type consistent with the guidance set forth in ASC 942-320-50-2. In particular, with respect to your MBS portfolio separately disclose your residential and commercial MBS and consider whether further segregation based on risk characteristics (e.g. prime, subprime, Alt-A, etc) may provide useful information.

Note 8 – Securitizations

Credit Card Securitizations, page 37

3. We note your response to comment two to our letter dated November 24, 2009. It is still unclear to us how you concluded that there would not be any impairment charge associated with the issuance of the Class D note through the transfer of, and certification into security form of, a portion of your seller's interest. In this regard, we note that you recorded the Class D note initially at the seller's interest carryover basis, which represented the seller's interest percentage of the par amount of the loans in the Trust, less the allowance for loan losses. Your response indicates that based on the guidance in ASC 320-10-35 (FSP FAS 115-2) you concluded that no impairment existed with respect to the Class D note as you continue to expect to collect all amounts due according to the contractual terms of the security. However, the staff notes that given that the Class D note has a stated interest rate of zero percent, whereas the prior seller's interest did receive contractual interest cash flows, there would be a reduction in cash flows associated with the Class D note as compared to the carrying value of the Class D note. The staff does not believe it is appropriate to consider any interest cash flows that you may now receive as part of your residual interest in the Trust as part of the cash flows of the Class D note as these instruments represent two separate units of account, accounted for under two separate accounting basis. Please provide us with your analysis of the effects of this transaction on the valuation of both your Class D note and the residual interest in the trust. As part of your response, please discuss the critical assumptions used in the valuation of the instruments, including the discount rates used, and clarify how the residual interest is accounted for in your response and disclosure in future filings. To the extent that you believe the effects of the revised valuation are not material, please provide your supporting analysis.

4. We note your response to comment three to our letter dated November 24, 2009. It is still unclear to us how you concluded that there would not be any impairment charge associated with the subordination of a portion of the seller's interest through the transfer of "discount receivables" to the Trust. In this regard, your response indicates that if the finance charge collections in the Trust are sufficient to pay the Trust's obligations, then the discount option receivables collections will be returned to you through the monthly return of residual cash flows. Similar to the points raised in the comment above, the staff does not believe it is appropriate to consider any cash flows that you may now receive as part of your residual interest in the trust as part of the cash flows of the seller's interest as these instruments represent two separate units of account, accounted for under two separate accounting basis. Please provide us with your analysis of the effects of this transaction on the valuation of both your seller's interest and the residual interest in the trust. As part of your response, please discuss the critical assumptions used in the valuation of the instruments, including the discount rates used, and clarify how the residual interest is accounted for in your response and disclosure in future filings. To the extent that you believe the effects of the revised valuation are not material, please provide your supporting analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructured Loans, page 172

5. We note your disclosure on page 98 that you have provided rate relief or agreed to modifications with approximately 215,000 customers through September 30, 2009 and that over 125,000 customers are already in a trial period modification under the MHA program as of November 1, 2009. Please tell us and revise your future filings to quantify the amount of loans modified under these programs and explain how you determine whether such modifications should be treated as troubled debt restructurings. In addition, consider quantifying the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief